NOTIFICATION OF THE REMOVAL FROM LISTING AND REGISTRATION OF THE STATED SECURITIES The New York Stock Exchange hereby notifies the SEC of its intention to remove the entire class of the stated securities from listing and registration on the Exchange at the opening of business on December 22, 2025, pursuant to the provisions of Rule 12d2-2 (a). [ X ] 17 CFR 240.12d2-2(a)(3) That on December 10, 2025 the instruments representing the securities comprising the entire class of this security came to evidence, by operation of law or otherwise, other securities in substitution therefore and represent no other right except, if such be the fact, the right to receive an immediate cash payment. The merger between Steelcase Inc. and HNI Corporation became effective on December 10, 2025. Each share of Common Stock of Steelcase Inc. was converted into either the Cash Consideration of an amount of cash, equal to the sum (rounded to two decimal places) of (a) $7.20 and (b) the product obtained by multiplying 0.2192 by the volume-weighted average closing price (rounded to four decimal places) of one share of HNI Corporation Common Stock on the NYSE for the period of 10 consecutive trading days ending on the second full trading day prior to the date on which the closing of the mergers occurs (the "HNI common stock reference price"), a Stock Consideration of a number of shares of HNI Corporation Common Stock equal to the sum of (a) 0.2192 and (b) the quotient (rounded to four decimal places) obtained by dividing $7.20 by the HNI Corporation common stock reference price, or a Mixed Consideration of $7.20 in cash and 0.2192 shares of common stock of HNI Corporation, subject to adjustment as described in the prospectus, without interest, less any applicable fee, and tax. The Exchange also notifies the Securities and Exchange Commission that as a result of the above indicated conditions this security was suspended from trading on December 10, 2025.